Filed by Kayne Anderson Midstream/Energy Fund, Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934, as amended

Subject Companies:

Kayne Anderson Midstream/Energy Fund, Inc.

Commission File No. 811-22467

Kayne Anderson Energy Total Return Fund, Inc.

Commission File No. 811-21750

Kayne Anderson Announces Proposed Merger of Kayne Anderson

Midstream/Energy Fund and Kayne Anderson Energy Total Return Fund

Houston, TX – February 15, 2018

•	Kayne Anderson Energy Total Return Fund (KYE) to merge with and into Kayne Anderson Midstream/Energy Fund (KMF) in a non-taxable transaction (the “Merger”)

•	Exchange ratio to be based on relative net asset value (“NAV”) per share immediately prior to closing. Based on NAVs as of February 14th, KYE stockholders would have received approximately 0.74 shares of KMF for each share of KYE

•	KMF intends to pay a distribution at its current annualized rate of $1.20 per share over the next 12 months. Once the Merger closes, KMF will convert from a quarterly to a monthly distribution schedule

•	KMF expects to realize approximately $1.1 million of cost savings annually as a result of the Merger

KA Fund Advisors, LLC (“Kayne Anderson”), which serves as the adviser to Kayne Anderson Midstream/Energy Fund, Inc. (NYSE: KMF) and Kayne Anderson Energy Total Return Fund, Inc. (NYSE: KYE), announced today that the Board of Directors of KMF and the Board of Directors of KYE approved a proposal to merge the two funds. Subject to KMF and KYE stockholder approval, KYE common stockholders will be issued KMF common stock, and KMF will acquire substantially all the assets and liabilities of KYE.

The exchange ratio will be based on the relative NAVs per share of each fund immediately prior to the closing of the Merger. As of February 14, 2018, KMF’s NAV per share was $14.77, and KYE’s was $10.87. For illustrative purposes, if these were the NAVs on the day prior to closing of the Merger, then KYE stockholders would be issued approximately 0.74 shares of KMF for each share of KYE. It is currently expected that the Merger will be completed in the fiscal quarter ending in August 2018, subject to obtaining stockholder approval, compliance with all regulatory requirements and satisfaction of customary closing conditions. The Merger is expected to qualify as a tax-free reorganization for federal income tax purposes, and as a result, the Merger is not expected to be taxable to stockholders of either KMF or KYE.

The Board of Directors of KMF and KYE determined that the proposed Merger is in the best interests of each fund and its stockholders. The funds have similar investment strategies and portfolios, and the combined fund will pursue an investment objective of obtaining a high total return, with an emphasis on making cash distributions, by investing in Midstream MLPs, Midstream Companies and other Energy Companies.

KMF also announced today that it intends to pay a distribution at its current annualized rate of $1.20 per share over the next 12 months. KMF will continue to pay distributions on a quarterly basis until the Merger closes and intends to begin paying distributions on a monthly basis shortly thereafter (expected to commence in September 2018). Payment of future distributions is subject to approval by KMF’s Board of Directors.

“We are excited about the proposed Merger and believe it positions the fund to take advantage of the favorable outlook for the midstream sector,” said Mr. McCarthy. “As part of the proposed transaction, we think it is important to give investors increased visibility on the distribution that we expect to pay over the next 12 months. We believe a key piece of the value proposition for KMF’s investors is its distribution, and we believe that more frequent, monthly distributions will benefit many stockholders,” explained Mr. McCarthy. “Going forward, the Board of Directors expects to determine KMF’s distribution based on long-term, sustainable net distributable income, with a bias toward maintaining the current distribution. To the extent that portfolio changes, simplifications or other M&A transactions lower our NDI and make the current distribution unsustainable, we will reset our distribution accordingly,” continued Mr. McCarthy.

The Merger is expected to result in several benefits for KMF and KYE stockholders, including:

•	Anticipated accretion to KMF’s NDI;

•	Expected cost savings through the reduction of duplicative fixed expenses and a reduction in variable expenses;

•	Potential for larger asset base to provide greater financial flexibility; and

•	The opportunity for enhanced long-term market liquidity

A “Frequently Asked Questions” document regarding the Merger can be found at www.kaynefunds.com. More information on the Merger will be contained in the joint proxy statement/prospectus expected to be filed in the coming weeks with the Securities and Exchange Commission (SEC). KMF and KYE expect to mail a definitive joint proxy statement/prospectus to stockholders that will contain information about the Merger following a review period with the SEC.

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Kayne Anderson Midstream/Energy Fund, Inc. is a non-diversified, closed-end management investment company registered under the Investment Company Act of 1940 whose common stock is traded on the NYSE. KMF’s investment objective is to provide a high level of total return with an emphasis on making quarterly cash distributions to its stockholders by investing at least 80% of its total assets in securities of companies in the Midstream/Energy Sector, consisting of: (a) Midstream Master Limited Partnerships (“MLPs”), (b) Midstream Companies, (c) Other MLPs and (d) Other Energy Companies. KMF anticipates that the majority of its investments will consist of investments in Midstream MLPs and Midstream Companies. See Glossary of Key Terms in the Fund’s quarterly reports.

Kayne Anderson Energy Total Return Fund, Inc. is a non-diversified closed-end management investment company registered under the Investment Company Act of 1940, whose common stock is traded on the NYSE. KYE’s investment objective is to obtain a high total return with an emphasis on current income by investing primarily in securities of companies engaged in the energy industry, principally including publicly-traded energy-related master limited partnerships and limited liability companies taxed as partnerships and their affiliates, and other companies that derive at least 50% of their revenues from operating assets used in, or providing energy-related services for, the exploration, development, production, gathering, transportation, processing, storing, refining, distribution, mining or marketing of natural gas, natural gas liquids (including propane), crude oil, refined petroleum products, coal or electricity.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:

This press release contains “forward-looking statements” as defined under the U.S. federal securities laws. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “will” and similar expressions identify forward-looking statements, which generally are not historical in nature. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ from either fund’s historical experience and its present expectations or projections indicated in any forward-looking statements. These risks include, but are not limited to, changes in economic and political conditions; regulatory and legal changes; MLP industry risk; leverage risk; valuation risk; interest rate risk; tax risk; and other risks discussed in the Company’s filings with the SEC. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. The funds undertake no obligation to publicly update or revise any forward-looking statements made herein. There is no assurance that either fund’s investment objectives will be attained.

Contact:

KA Fund Advisors, LLC

877-657-3863

http://www.kaynefunds.com/